FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form
40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending March 31, 2003 of QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Quarterly Report for the period ending March 31, 2003 of Quebecor Media Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS – FIRST QUARTER 2003 – QUEBECOR MEDIA INC.

The following Management’s Discussion and Analysis of Financial Conditions and Results of Operations covers the main activities of the first quarter of 2003 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20F) for the financial year ended December 31, 2002.

Quebecor Media Inc. (the “Company”) is a Canadian communications company engaged in the Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals business segments. Quebecor Media Inc. is pursuing a convergence strategy to capture synergies among all of the Company’s media properties.

Star Académie: the power of convergence

For example, one of the highlights of the first quarter of 2003 at Quebecor Media was the television program Star Académie, broadcast on the TVA network between February 16 and April 20, 2003. The program featuring talented young singers owed its resounding success to the combined efforts of several Quebecor Media companies, which joined forces to make the show into a major media event.

According to the BBM ratings, the 90-minute Star Académie special on Sunday, April 13, 2003 was seen by over three million viewers, an all-time record for a program broadcast on the TVA network. The following week, the final episode captured 83% of the viewing audience during its time slot. At its height, Star Académie was watched by nearly half (47.4%) of Québec’s French-speaking population (aged 2 and over).

TVA Publishing’s celebrity weeklies covered the event and reaped significantly increased newsstand sales. For example, sales of 7 Jours magazine were up more than 44% from the same period of 2002. The program also received daily coverage in Le Journal de Montréal and Le Journal de Québec.

Subscribers to Vidéotron’s high-speed Internet service had exclusive access to webcams providing live feeds of the contestants’ adventures. This unique advantage brought Vidéotron a significant number of new customers. For its part, Netgraphe Inc. developed a voting and video platform, interactive tools and tools to support chat sessions with the contestants. While the program was on the air, Netgraphe logged more than 304,000 registrations on the Star Académie site, 5.9 million unique visitors and over 135 million page views. The project generated revenues of more than $400,000 for Netgraphe. Meanwhile, the Videotron Télécom ltée (“VTL”) subsidiary created a new service, Video Streaming, to meet the short-term needs of major projects such as Star Académie.

Select, Archambault Group’s music distribution arm, distributed the Star Académie CD, which was certified platinum (100,000 copies sold) out of the box and quintuple platinum (500,000 copies sold) by April 20, 2003, the date of the grand finale. It was the first time an album had sold half a million copies in Canada in such a short time. The CD was prominently displayed at all Archambault locations and at more than a hundred Le SuperClub Vidéotron locations.

Never before had a convergence project of this scale been undertaken in Québec, or anywhere in Canada. Star Académie gave Quebecor Media an opportunity to prove, in practice, the value-added of its media convergence strategy and to demonstrate its originality and scope.

OPERATING RESULTS

For the purpose of analysis of the operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations and special charges, write-down of goodwill, gains (losses) on sales of businesses and other assets, income taxes and non-controlling interest. Special charges include the write-downs of temporary investments, as well as non-monetary compensation charges.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. It facilitates year-over-year comparison of results since operating income (or loss) excludes, among other things, unusual items that are not readily comparable from year to year. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Quebecor Media’s revenues in the first quarter of 2003 totalled $550.2 million, compared with $549.5 million in the same quarter of 2002. Operating income rose $13.1 million, or 10.1%, to $142.7 million. The increase was due to stronger profits in the Cable Television segment and a notable improvement in operating results in the Web Integration/Technology and Internet/Portals segments. The operating losses of those two segments were virtually eliminated, despite a $3.7 million decrease in revenues in the Web Integration/Technology segment. These improvements more than offset the decrease in operating income in the Business Telecommunications segment.

In the first quarter of 2003, the Company recorded net income of $7.6 million, compared with a net loss of $22.1 million in the same quarter of 2002. It was the Company’s best earnings performance in more than two years.

Financial expenses decreased by $11.1 million from $80.2 million in the first quarter of 2002 to $69.1 million in the same quarter of 2003, due primarily to the favourable impact of the conversion of the unhedged portion of the long-term debt and to a net gain on settlement of debt, which was realized on the refinancing of Sun Media Corporation’s debt and on the voluntary repayment of a portion of Vidéotron’s debt. Amortization charges increased slightly from $60.1 million to $61.0 million.

The reserve for restructuring of operations was $0.1 million in the first quarter of 2003, compared with $3.1 million in the same quarter of 2002. The Company recorded a write-down of temporary investments in the amount of $0.4 million in 2003, compared with $5.4 million in 2002. In 2002, the Company recorded a write-down of goodwill in the amount of $8.9 million and a non-monetary compensation charge of $1.2 million. A $0.4 million loss on the sale of assets and businesses was recorded in 2003, compared with a $0.7 million gain in 2002.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. Under the indenture, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (parent company of VTL) and VTL as “Unrestricted Subsidiaries”. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries.

RESTRICTED SUBSIDIARIES AND THE COMPANY

In the first quarter of 2003, the Company and its restricted subsidiaries generated revenues of $513.3 million, compared with $508.4 million in the same quarter of 2002, and operating income of $136.6 million, compared with $131.9 million in the same period of 2002.

Cable Television

The Cable Television segment’s first quarter 2003 revenues amounted to $180.4 million, compared with $179.9 million in the same quarter of 2002. Revenue increases of $11.8 million from the high-speed cable Internet access service and $6.7 million from the illico digital television service more than compensated for lower revenues from analog cable television services, dial-up Internet access, installation and other services. The higher revenues from Vidéotron’s Internet access and digital television services were mainly due to customer growth combined with rate increases. At the end of the first quarter of 2003, there were 182,000 subscribers to the illico service, an increase of 50% from the same date of the previous year. The customer base for the high-speed cable Internet service increased 33% from 251,000 to 334,000 over the same period.

During the first quarter of the 2003 financial year, Vidéotron signed up 11,000 new subscribers to illico and lost 18,000 customers to its analog cable television service, for a net loss of 7,000 customers, a substantial improvement over the net loss of 26,000 customers during the same period of 2002. Vidéotron gained 23,000 new customers for its Internet access services in the first quarter of 2003. Monthly ARPU (average revenue per user) increased 5.3% to $41.87, compared with $39.76 one year earlier.

Operating income amounted to $70.8 million, compared with $67.3 million in the first quarter of 2002, an increase of $3.5 million or 5.2%. The rise in operating income resulted primarily from the growth in the customer base for the high-speed Internet access service and higher operating margins for that service, generated by increased rates and lower bandwidth costs. These favourable factors more than offset the impact on operating income of the net loss of subscribers to the analog cable television service and the decrease in other revenues. Reduced operating expenses and improved productivity were also factors in the increase in operating income. Vidéotron’s average operating margin for all operations increased from 37.4% in the first quarter of 2002 to 39.2% in the same quarter of 2003.

On March 20, 2003, Vidéotron and its employees reached an agreement in principle on renewal of the collective agreements for the Montréal and Québec City areas, ending the labour dispute that began on May 8, 2002. The new collective agreements signed on April 29, 2003 will enable Vidéotron to reduce costs, enhance productivity, and increase its flexibility in the management of its operations. Vidéotron and union representatives agreed that employees would gradually begin returning to work starting on May 5, 2003. Therefore, Alentron, a subsidiary of Entourage Technology Solutions Inc., and Vidéotron have concluded an agreement relating to the termination of the services contract they had entered into in May 2002. The agreement provides for, among other things, the return to Vidéotron of all the managers and unionized employees transferred to Alentron.

Newspapers

Sun Media Corporation reported revenues of $201.3 million in the first quarter of 2003, an increase of $1.3 million from the same period of 2002. A 2.7% increase in advertising revenues was partially offset by lower circulation, distribution and printing revenues.

Operating income increased $0.6 million, or 1.3%, from $44.6 million to $45.2 million in the first quarter, mainly as a result of lower newsprint prices. The operating margin was virtually unchanged at 22.5% in the first quarter of 2003, compared with 22.3% last year.

Sun Media Corporation undertook the refinancing of its debt at the beginning of the first quarter of 2003. The subsidiary subsequently announced an increase in the amount of the refinancing in view of the positive response from investors. On February 7, 2003, it closed a private placement of Senior Notes in the net amount of US$201.5 million and contracted new bank credit facilities totalling $425.0 million. The proceeds from the sale of the Senior Notes and the new bank credit facilities were used to pay down Sun Media Corporation’s loans in full and to pay a $260.0 million dividend to Quebecor Media, of which $150.0 million was used to reduce the long-term debt of Vidéotron ltée. The Senior Notes were issued at an interest rate of 7.625%, while the refinanced notes bore interest at the rate of 9.5%.

The Newspapers segment completed a computer-to-plate project at its Toronto, Edmonton and Calgary metropolitan dailies during the first quarter of 2003. The investment is expected to generate annual savings of over $2.0 million.

Broadcasting

TVA Group’s revenues totalled $84.3 million in the first quarter of 2003, an increase of 9.1% compared with $77.3 million in the same quarter of 2002. The increase was due to growth in broadcasting revenues and the inclusion of Publicor’s results since its acquisition by TVA Publishing in the second quarter of 2002. These two factors outweighed the decrease in revenues from production and international distribution operations resulting from TVA’s repositioning program in this area. Operating income rose 9.0% from $13.3 million to $14.5 million, due mainly to the improved profitability of TVA’s publishing operations as a result of synergies yielded by the integration of Publicor in May 2002.

The first quarter of 2003 saw the premiere of Star Académie on TVA on February 16, 2003. The extraordinarily popular program gave Quebecor Media an opportunity to realize the full potential of its convergence strategy.

Leisure and Entertainment

The Leisure and Entertainment segment reported revenues of $51.6 million in the first quarter of 2003, compared with $57.4 million in the same quarter of 2002, a 10.1% decrease. The lower figures were due to the transfer of the Publicor magazines from the Leisure and Entertainment segment to the Broadcasting segment in the second quarter of 2002, and lower revenues in the Books segment as a result of the sale of Éditions Wilson & Lafleur in the fourth quarter of 2002. Archambault Group and Le SuperClub Vidéotron reported revenue increases of 7.3% and 7.1% respectively in the first quarter of 2003.

The segment’s operating income amounted to $5.5 million, compared with $5.7 million in the same period of 2002. The growth in operating income at Archambault Group and Le SuperClub Vidéotron, as well as a smaller operating loss in the Books segment, almost entirely offset the impact of the removal of magazines from the segment.

The highlights of the first quarter included the retail success of the Star Académie CD, the excellent performance of Archambault Group’s retail network, increased sales of Vidéotron products at Le SuperClub Vidéotron locations, and lower administrative expenses following the reorganization of the general literature publishing houses under Éditions Quebecor Media.

UNRESTRICTED SUBSIDIARIES

In the first quarter of 2003, the unrestricted subsidiaries reported revenues of $45.3 million, compared with $49.7 million in the same quarter of 2002, and operating income of $6.1 million, compared with an operating loss of $2.3 million in the same period of 2002.

Business Telecommunications

VTL recorded first quarter 2003 revenues of $21.8 million, compared with $22.2 million in the same period of the previous year. The positive impact of the acquisition of the assets of Stream Intelligent Networks in Ontario did not entirely compensate for the sharp decrease in Internet-related revenues as a result of the renegotiation of the service agreement with Vidéotron and other factors. The segment’s operating income amounted to $5.8 million, compared with $7.5 million in the same quarter of 2002. The $1.7 million decrease was caused mainly by the lower Internet revenues and increased operating expenses resulting from the acquisition of Stream Intelligent Networks.

Web Integration/Technology

The Web Integration/Technology segment recorded revenues of $17.1 million in the first quarter of 2003, compared with $20.8 million in the same quarter of 2002, a 17.8% decrease. The lower revenues reflect soft demand in the IT and Internet advertising markets, the sale of the Nurun Technologies office in Paris, and the closing of the Mindready Solutions Inc. office in Paignton, Great Britain.

The segment broke even, in terms of operating income, for the first time since the third quarter of the 2000 financial year; the operating loss was $88,000, compared with a loss of $8.0 million in the first quarter 2002. The improvement resulted primarily from the recording under operating expenses in the first quarter of 2002 of special charges related to the restructuring of Mindready Solutions’ operations. Cost reduction and improved productivity at all Nurun offices (except for Milan) and all Mindready Solutions offices were also factors. Nurun’s e-Business Services segment was operating income positive for the fourth consecutive quarter, reporting $0.3 million in operating income in the first quarter of 2003. The test engineering subsidiary, Mindready Solutions, also performed well, limiting its operating loss to $0.4 million.

Nurun signed several major contracts in the first quarter of 2003, including a three-year exclusive agreement with Bombardier Recreational Products to develop and maintain its Web sites, a first contract with the Government of Canada’s Treasury Board, confirmation of a contract extension with Evian in the US following the joint venture agreement between Evian and Coca-Cola, a contract with a major customer of Quebecor World in partnership with the Q-Net MediaTM subsidiary, and a substantial contract with the Québec Ministry of Municipal Affairs and Greater Montréal.

Internet/Portals

The Internet/Portals segment’s revenues totalled $7.0 million in the first quarter of 2003, compared with $7.4 million in the same quarter of 2002. The special-interest portals MatchContact.com, Autonet.ca and Jobboom.com continued posting strong growth, with an 18.5% increase in revenues. The robust performance did not entirely make up for the decrease in revenues from the general-interest portals, particularly in English-language markets, and the closing or sale of CANOE’s European portals.

The Internet/Portals segment has broken even in terms of operating income for the past three quarters. In the first quarter of 2003, the segment generated operating income of $0.4 million, compared with an operating loss of $1.8 million in the same period of 2002. The strong performance was mainly the result of the decisive restructuring measures introduced since the second quarter of 2001 and the improved profitability of the special-interest portals, particularly Jobboom.com.

According to statistics compiled by ComScore Media Metrix, the CANOE network ranked second in Canada’s French-language market with nearly three million unique visitors during the month of February 2003. The figures show steady growth in the number of visitors to the network’s properties.

Financial expenses

Financial expenses decreased $11.1 million from $80.2 million in the first quarter of 2002 to $69.1 million in the first quarter of 2003, due primarily to the favourable impact of the conversion of the unhedged portion of the long-term debt and to a net gain on settlement of debt, which was realized on the refinancing of Sun Media Corporation’s debt and on the voluntary repayment of a portion of Vidéotron’s debt.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

In the first quarter of 2003, operating activities used $36.7 million in cash flow, whereas operating activities provided $5.8 million in cash flow in the same quarter of 2002, for a negative difference of $42.5 million. The decline was primarily due to a difference in non-cash balances related to operations in the Cable Television segment. In the fourth quarter of 2002, the net change in non-cash balances related to operations in that segment generated positive cash flow of $55.8 million, while in the first quarter of 2003 the segment recorded a $60.3 million investment under these items. The decrease was partially offset by Quebecor Media’s improved operating results, as described above. Working capital was $36.3 million as at March 31, 2003, compared with negative working capital of $5.5 million on the same date in 2002.

Financing Activities

At the beginning of 2003, Quebecor Inc. contributed $216.1 million to the share capital of Quebecor Media in the form of redeemable preferred shares, enabling the Company to reduce by the same amount the $429.0 million term loan coming due in April 2003.

On February 7, 2003, Sun Media Corporation closed a private placement of Senior Notes maturing in 2013 and bearing interest at 7.625%, in the net amount of US$201.5 million, and contracted new bank credit facilities totalling $425.0 million, more than 95% of the principal of which does not come due until 2008 or 2009. The proceeds from the sale of Senior Notes and the new bank credit facilities were used to pay down in full Sun Media Corporation’s debt, on which substantial amortization payments would have been due in 2003 and 2005, and which was repayable in full in 2007, and to pay a $260.0 million dividend to Quebecor Media Inc., of which $150.0 million was used to reduce the long-term debt of Vidéotron ltée.

Quebecor Media’s consolidated long-term debt (excluding redeemable preferred shares) and consolidated bank indebtedness were reduced by $360.5 million in the first quarter of 2003. The reduction was made possible by the above-mentioned issuance of redeemable preferred shares. It also reflects the positive impact of exchange rate fluctuations on the value of the portion of the debt denominated in foreign currency.

On April 22, 2003, Quebecor Media issued common shares in an aggregate amount of $214.3 million. The proceeds from the stock offering were used to pay down the balance ($212.8 million) of the above-mentioned term loan. On the same date, the redeemable preferred shares issued in early 2003 were converted into common shares.

Investing Activities

Excluding changes in temporary investments, cash used by investing activities decreased from $43.2 million in the first quarter of 2002 to $41.2 million in the same quarter of 2003. The reduction in investment in the first quarter is attributable mainly to lower capital expenditures in the Cable Television and Business Telecommunications segments, which was partially offset by the buyout of some of the minority shareholders in the Broadcasting subsidiary under TVA Group’s share repurchase and cancellation program.

Financial Position

At March 31, 2003, the Company and its subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $175.3 million, consisting mainly of short-term investments. The Company and its subsidiaries also had unused lines of credit of $240.0 million available, for total available liquid assets of $415.3 million.

At March 31, 2003, the consolidated debt, including the short-term portion of the long-term debt but excluding redeemable preferred shares, totalled $3.15 billion. This figure includes Sun Media Corporation’s $623.4 million debt, Vidéotron’s $951.3 million debt, TVA Group’s $49.4 million debt, and Quebecor Media’s debt, which includes Senior Notes in an aggregate amount of $1.31 billion and a term loan of $212.8 million.

Because of the recent appreciation of the Canadian dollar against the US dollar, the Company had to make disbursements after the end of the quarter under its cross-currency swap arrangements and may have to make additional disbursements in the future. These early disbursements will be offset by an equivalent reduction in the Company’s future commitments under the swap arrangements.

Management believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment. In particular, management believes that the financing activities carried out in early 2003 have enhanced the Company’s financial flexibility by reducing its debt ratio through the injection of capital, by rescheduling debts on which substantial amortization payments were due in the coming years, and by facilitating the circulation of liquid assets between the Company and its subsidiaries.

ACCOUNTING POLICIES

In 2003, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants (“CICA”) accounting standards. The changes are described in greater detail in Note 2 to the Company’s quarterly consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

/s/ Pierre Karl Peladeau Pierre Karl Peladeau President and Chief Executive Officer	/s/ Jacques Mallette Jacques Mallette Executive Vice President and Chief Financial Officer

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (in millions of canadian dollars) (Unaudited)

Three months ended March 31

	2003	2002

REVENUES

Cable Television	$180.4	$179.9
Newspapers	201.3	200.0
Broadcasting	84.3	77.3
Leisure and Entertainment	51.6	57.4
Business Telecommunications	21.8	22.2
Web Integration/Technology	17.1	20.8
Internet/Portals	7.0	7.4
Head Office	0.1	0.9
Intersegment	(13.4)	(16.4)

	550.2	549.5
COSTS OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(407.5)	(419.9)

OPERATING INCOME BEFORE UNDER-NOTED ITEMS	142.7	129.6
Amortization	(61.0)	(60.1)
Financial expenses	(69.1)	(80.2)
Reserve for restructuring of operations	(0.1)	(3.1)
Write-down of temporary investments (note 3)	(0.4)	(5.4)
Non-monetary compensation charges	—	(1.2)
Write-down of goodwill	—	(8.9)
(Losses) gains on sale of businesses and other assets (note 4)	(0.4)	0.7

INCOME (LOSS) BEFORE INCOME TAXES	11.7	(28.6)
Income taxes:
Current	2.6	(4.2)
Future	(3.8)	5.9

	(1.2)	1.7

	12.9	(30.3)
Non-controlling interest	(5.3)	8.2

NET INCOME (LOSS)	$7.6	$(22.1)

See accompanying notes to consolidated financial statements. 1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (continued) (in millions of canadian dollars) (Unaudited)

Three months ended March 31

	2003	2002

SEGMENTED INFORMATION

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and (losses) gains on sale of businesses and other assets
Cable Television	$70.8	$67.3
Newspapers	45.2	44.6
Broadcasting	14.5	13.3
Leisure and Entertainment	5.5	5.7
Business Telecommunications	5.8	7.5
Web Integration/Technology	(0.1)	(8.0)
Internet/Portals	0.4	(1.8)
General corporate income	0.6	1.0

	$142.7	$129.6

Amortization
Cable Television	$37.7	$35.8
Newspapers	6.7	6.3
Broadcasting	3.1	2.9
Leisure and Entertainment	2.6	3.0
Business Telecommunications	9.1	8.8
Web Integration/Technology	1.0	1.2
Internet/Portals	0.4	1.3
Head Office	0.4	0.8

	$61.0	$60.1

See accompanying notes to consolidated financial statements. CONSOLIDATED STATEMENT OF DEFICIT (in millions of canadian dollars) (Unaudited)

Three months ended March 31

	2003	2002

Deficit at beginning of period
As previously reported	$2,780.0	$411.5
Restatement due to a change in accounting policy regarding
foreign currency translation	—	10.2

As restated	2,780.0	421.7
Reduction due to a change in accounting policy regarding
goodwill	—	2,144.3

	2,780.0	2,566.0
Net (income) loss	(7.6)	22.1

Deficit at end of period	$2,772.4	$2,588.1

See accompanying notes to consolidated financial statements. 2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of canadian dollars) (Unaudited)

Three months ended March 31

	2003	2002

Cash flow related to operations:
Net income (loss)	$7.6	$(22.1)
Adjustments for:
Amortization of property, plant and equipment	54.8	54.3
Write-down of goodwill and amortization of deferred charges	6.2	14.7
Amortization of deferred financing costs and long-term debt discount	14.4	12.7
Non-monetary compensation charges	—	1.2
Write-down of temporary investments	0.4	5.4
Interest on redeemable preferred shares	9.8	5.2
(Gains) losses on foreign currency translation on long-term debt	(8.7)	0.6
Losses (gains) on sale of businesses and other assets	0.7	(0.7)
Future income taxes	(3.8)	5.9
Non-controlling interest	5.3	(8.2)
Other	1.1	(0.4)

	87.8	68.6
Net change in non-cash balances related to operations (net of the effect
of business acquisitions and disposals)	(124.5)	(62.8)

Cash flow (used by) provided by operations	(36.7)	5.8

Cash flows related to financing activities:
Net decrease in bank indebtedness	(6.1)	(1.6)
Issuance of long-term debt (note 5)	701.8	0.1
Repayment of long-term debt (note 5)	(917.1)	(40.2)
Increase in deferred financing costs	(11.1)	—
Proceeds from issuance of redeemable preferred shares (note 6)	216.1	—
Dividends paid to non-controlling shareholders	(1.3)	(1.4)
(Increase) decrease in advance receivable from parent company	(3.9)	3.7

Cash flow used for financing activities	(21.6)	(39.4)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash
equivalents acquired (note 4)	(9.0)	(0.3)
Proceeds from disposal of businesses, net of cash and cash
equivalents disposed (note 4)	(0.2)	1.1
Acquisitions of property, plant and equipment	(26.7)	(38.3)
Additions to others assets	(7.9)	(14.0)
Decrease (increase) of temporary investments	87.1	(0.3)
Proceeds from disposal of assets	2.3	9.3
Other	0.3	(1.0)

Cash flows provided by (used in) investing activities	45.9	(43.5)

Net decrease in cash and cash equivalents	(12.4)	(77.1)
Effect of exchange rate changes on cash and cash equivalents denominated
in foreigh currencies	(0.9)	(1.0)
Cash and cash equivalents at beginning of period	188.3	207.8

Cash and cash equivalents at end of period	$175.0	$129.7

SEGMENTED INFORMATION
Additions to property, plant and equipment:
Cable Television	$16.9	$23.9
Newspapers	1.4	0.7
Broadcasting	2.0	2.0
Leisure and Entertainment	1.5	1.5
Business Telecommunications	4.7	9.7
Web Integration/Technology	0.2	0.5

	$26.7	$38.3

See accompanying notes to consolidated financial statements. 3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars)

	March 31	December 31

	2003	2002

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$175.0	$188.3
Temporary investments (market value of $ 0.3 million
($ 87.9 million in 2002))	0.3	87.8
Accounts receivable	310.2	329.8
Income taxes receivable	21.7	28.8
Inventories and investments in televisual products and movies	146.6	156.9
Prepaid expenses	23.8	18.6
Future income taxes	31.9	31.9

	709.5	842.1

PORTFOLIO INVESTMENTS (market value of $ 16.0 million
($ 15.9 million in 2002))	16.0	15.9
ADVANCES RECEIVABLE FROM PARENT COMPANY	30.0	26.1
PROPERTY, PLANT AND EQUIPMENT	1,649.5	1,680.3
GOODWILL (note 4)	3,885.9	3,883.4
FUTURE INCOME TAXES	97.9	97.9
OTHER ASSETS	187.7	239.0

	$6,576.5	$6,784.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$7.0	$13.1
Accounts payable and accrued charges	557.3	699.2
Income and other taxes	9.3	9.3
Advances payable to parent company and companies
under common control	8.1	22.6
Future income taxes	0.9	0.9
Current portion of long-term debt	90.6	575.6

	673.2	1,320.7

LONG-TERM DEBT (note 5)	3,061.6	2,931.0
REDEEMABLE PREFERRED SHARES (note 6)	480.1	254.2
OTHER LIABILITIES	133.7	51.4
FUTURE INCOME TAXES	255.5	258.5
NON-CONTROLLING INTEREST	192.2	195.3

SHAREHOLDERS’ EQUITY
Capital stock	1,341.8	1,341.8
Contributed surplus	3,214.6	3,214.6
Deficit	(2,772.4)	(2,780.0)
Translation adjustment	(3.8)	(2.8)

	1,780.2	1,773.6

Subsequent events (note 9)

	$6,576.5	$6,784.7

See accompanying notes to consolidated financial statements. 4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in the Company’s latest annual Consolidated Financial Statements have been used, with the exception of the new accounting standards described in Note 2. However, these consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual consolidated financial statements. The results of operations for the interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

2.	NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants (“CICA”) recently adopted the following new standards, which have an effect on the Company’s consolidated financial statements.

(i)	Long-Lived Assets

In December 2002, the CICA issued Section 3063, Impairment or Disposal of Long-Lived Assets, and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook. Together, these two sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment, as well as Section 3475, Discontinued Operations, of the CICA Handbook.

Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal; an impairment should be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amounts or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the Company, and changes the timing of loss recognition on these operations.

The new standards in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003; however, early application is permitted. The Company adopted these standards as of January 1, 2003. The adoption of these standards has had no signifcant effects in the current period.

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

2.	NEW ACCOUNTING STANDARDS (continued)

(ii)	Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (“AcG-14”), Disclosure of Guarantees, which requires that certain disclosures be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods beginning on or after January 1, 2003.

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party of the contract or agreement, based on changes in an underlying that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying that is related to an asset, a liability or an equity security of the other party.

In the normal course of business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2003 and 2006, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $2.4 million. As at March 31, 2003, the Company has not recorded a liability associated with these guarantees, since the Company does not expect to make any payments pertaining to the guarantees of these leases.

Businesses and assets disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. Accordingly, the Company has not accrued an amount in the consolidated balance sheet in respect to this item.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

2.	NEW ACCOUNTING STANDARDS (continued)

(ii)	Guarantees (continued)

Long-term debt

Under the terms of their respective US indebtedness, the Company and certain of its subsidiaries have agreed to indemnify their respective lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not provide any limit on the maximum potential liability. The nature of the indemnification agreement prevents the Company from estimating the maximum potential liability it could be required to pay to lenders. Accordingly, no amount has been accrued in the consolidated financial statements with respect to these indemnifications.

Director/Officer indemnification agreements

By law, the Company indemnifies, to the extent permitted, its directors/officers, former directors/officers and individuals who act or who have acted at the Company’s request to be a director/officer of an entity in which the Company is shareholder or creditor, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit, or any judicial, administrative or investigative proceedings in which the directors and officers are sued as a result of their service. These indemnification claims are subject to statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors’ and officers’ liability insurance with a deductible of $0.5 million. No amount has been accrued in the consolidated balance sheet with respect to these agreements.

3.	WRITE-DOWN OF TEMPORARY INVESTMENTS

During the three-month period ended March 31, 2003, a write-down of temporary investments of $0.4 million ($5.4 million for the three-month period ended March 31, 2002) was recognized in order to record these assets at the lower of cost and fair market value.

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

4.	BUSINESS AND ASSET ACQUISITIONS AND DISPOSALS

Business and asset acquisitions

During the three-month period ended March 31, 2003, the Company acquired several businesses that have been accounted for by the purchase method. The results of these businesses have been included in the Company’s financial statements from the date of the acquisition.

•	During the three-month period ended March 31, 2003, the Company increased its interest in TVA Group Inc., through the subsidiary’s Share Repurchase and Cancellation Program. A total of 556,800 Class B Non-Voting Common Shares were repurchased and cancelled for a cash consideration of $8.4 million, resulting in additional goodwill of $1.7 million.

•	On March 18, 2003, TVA Group Inc. increased its ownership in HSS Canada Inc. from 50% to 100%, for a cash consideration of $0.9 million, resulting in additional goodwill of $0.8 million.

Business and asset disposals

•	On March 14, 2003, Nurun Inc. closed the sale of its interest in Nurun Technologies S.A. for a cash consideration of $0.3 million, resulting in a loss on disposal of $0.4 million.

5.	LONG-TERM DEBT

(a)	Sun Media Corporation

On February 7, 2003, Sun Media Corporation completed a private placement of Senior Notes amounting to US$205.0 million and put in place new bank credit facilities amounting to US$230.0 million and $75.0 million.

The Senior Notes were issued at a discount rate of 98.3% for net proceeds of US$201.5 million, excluding issuance fees of US$4.1 million. These Notes bear interest at a rate of 7.625% (effective rate of 7.875%) and mature in 2013. The Notes contain certain restrictions for Sun Media Corporation, including limitations on its ability to incur additional indebtedness, and are unsecured by the Company.

The new bank credit facilities (“credit facilities”) include a revolving credit facility amounting to $75.0 million, maturing in 2008, and a term-loan credit facility amounting to US$230.0 million, excluding issuance fees of US$0.8 million, maturing in 2009. The revolving credit facility bears interest at a rate based on Sun Media Corporation’s level of indebtedness. The term-loan credit facility bears interest at LIBOR plus 2.50% and requires Sun Media Corporation to make mandatory annual repayments representing 1% of the borrowed sums with a bullet payment at maturity. The credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Sun Media Corporation and its subsidiaries (except for Le Courrier du Sud (1998) inc. assets). The credit facilities contain covenants such as maintaining certain financial ratios. Also, Sun Media Corporation will be limited with regard to permitted amounts for the acquisition of fixed assets, investments, and for the payment of dividends or other distributions to shareholders.

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

5.	LONG-TERM DEBT (continued)

(a)	Sun Media Corporation (continued)

Net proceeds from the Senior Notes and the new credit facility were used to reimburse, in its entirety, the Senior bank credit facility of Sun Media Corporation in place as at December 31, 2002, and to reimburse the two series of Senior Subordinated Notes in place as at December 31, 2002.

(b)	Quebecor Media Inc.

During the three-month period ended March 31, 2003, the Company voluntarily reimbursed a $216.1 million portion of its Term loan maturing in April 2003.

(c)	Vidéotron ltée

During the three-month period ended March 31, 2003, Vidéotron ltée voluntarily reimbursed a $150.0 million portion of its credit facility.

6.	REDEEMABLE PREFERRED SHARES

At the beginning of the year, the Company authorized changes to its capital stock in order to issue an unlimited number of Cumulative First Preferred Shares, Series B, carrying an annual fixed cumulative preferential dividend mostly equivalent to the Company’s credit facility interest rate. These Preferred Shares are, under certain circumstances, redeemable at the option of the holder and retractable at the option of the Company. They are also convertible into Common Shares, at the option of the holder, under certain circumstances, on or before April 23, 2003.

Accordingly, at the beginning of the year, the Company issued 216,145,684 Cumulative First Preferred Shares, Series B, for a cash consideration of $216.1 million. The proceeds from the issuance of these shares was used to reimburse a $216.1 million portion of the Company’s Term loan (see Note 5 (b)).

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

7.	SHARE PURCHASE PLANS

(a)	Quebecor Media Inc.’s stock option plan

During the three-month period ended March 31, 2003, 12,987,000 options, at an exercise price of $0.231, were cancelled.

As at March 31, 2003, no options were vested.

(a)	Pro forma net income

Had compensation costs for stock option plans of TVA Group Inc. and Nurun Inc. been determined based on the fair value at grant date for awards granted since January 1st, 2002 under the terms of all plans, the Company’s net income (loss) would had been adjusted to the pro forma amounts indicated below for the three-month periods ended March 31, 2003 and 2002.

Three-month period ended March 31,

	2003	2002

Pro forma net income (loss)	$7.6	$(22.2)

8.	FINANCIAL INSTRUMENTS

On February 7, 2003, Sun Media Corporation concluded forward contracts to hedge foreign exchange fluctuations related to the principal of the Senior Notes.

Foreign exchange forward contracts

March 31, 2003

Currency (sold/bought)	Maturing	Exchange rate	Notional amount

$ / US$	February 15, 2013	1.5227	US$205.0

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

8.	FINANCIAL INSTRUMENTS (continued)

Sun Media Corporation also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest on the Senior Notes and to the principal and the interest on the portion of the credit facilities denominated in a foreign currency. The cross-currency swaps represents an exchange obligation of amount of capital and/or interest, which has the effect of modifying these debts as follows:

Cross-currency interest rate swaps

					March 31, 2003

	Period covered	Notional amount	Annual effective interest rate	Annual nominal interest rate	Exchange rate of interest and capital payments per CDN dollar for one US dollar

Senior Notes	2003 to 2008	US$155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$155.0	Banker’s	7.625%	1.5227
			acceptances
			3 months
			+ 3.70%

Senior Notes	2003 to 2013	US$50.0	Banker’s	7.625%	1.5227
			acceptances
			3 months
			+ 3.70%

Term-loan	2003 to 2009	US$230.0	Banker’s	LIBOR	1.5175
credit facility			acceptances	+2.50%
			3 months
			+ 2.90%

9.	SUBSEQUENT EVENTS

(a)	Issuance and conversion of Capital Stock and reimbursement of the Company’s Term loan

On April 22, 2003, the Company issued 988,903,503 Common Shares for a cash consideration of $214.3 million, and the Company reimbursed the final $212.8 million portion of its Term loan.

On the same date, the 216,145,684 Cumulative First Preferred Shares, Series B, were converted into 997,582,068 Common Shares (see Note 6).

(b)	Business disposals

On May 5, 2003, Sun Media Corporation concluded the sale of its operating assets in Florida. These operations included seven weekly publications as well as a commercial web printing operation.

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

10.	COMPARATIVE FIGURES

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2003.

11.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of material differences on the Company’s consolidated financial statements between GAAP in Canada and in the United States:

(a)	Consolidated statements of income for the three-month period ended March 31, 2003 and 2002

Three-month period ended March 31

	2003	2002

Net income (loss) as reported in the consolidated statements of income as
per GAAP in Canada	$7.6	$(22.1)
Adjustments:
Development, pre-operating and start-up costs (i)	(3.5)	(7.4)
Pension and postretirement benefits (ii)	(0.2)	(0.2)
Capitalization of hook-up costs, net of amortization (iii)	0.1	(0.8)
Change in fair value of the ineffective portion of
derivative instruments (iv)	—	6.6
Temporary investments (v)	—	(1.7)
Income taxes (vi)	1.5	2.5
Cumulative effect of change in accounting policy (vii)	—	(2,144.3)
Interest on Redeemable Preferred Shares (viii)	9.8	5.2
Others	(0.1)	(0.3)

Net income (loss), as adjusted as per GAAP in the United States
(in Canadian dollars)	$15.2	$(2,162.5)

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(b)	Comprehensive income (loss)

The application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes the net income (loss) as well as revenues, charges, gains and losses charged directly to equity. The detail of the comprehensive income (loss) for the three-month period ended March 31, 2003 and 2002 is as follows:

Three-month period ended March 31

	2003	2002

Net income (loss), as adjusted as per GAAP in the United States
(in Canadian dollars)	$15.2	$(2,162.5)
Derivative instruments (iv)	(32.2)	20.7
Translation adjustment	(1.0)	(0.2)
Income taxes (vi)	3.4	—

Comprehensive loss as per GAAP in the United States	$(14.6)	$(2,142.0)

The accumulated other comprehensive income as at March 31, 2003 and December 31, 2002 are as follows:

	March 31, 2003	December 31, 2002

Derivative instruments	$33.9	$66.1
Pension and post-retirement benefits	(6.9)	(6.9)
Translation adjustment	(3.8)	(2.8)
Income taxes	2.2	(1.2)

Accumulated other comprehensive income at end of period	$25.4	$55.2

(c)	Consolidated Balance Sheets

	March 31, 2003		December 31, 2002

	Canada	United States	Canada	United States

Property, plant and equipment	$1,649.5	$1,639.5	$1,680.3	$1,665.8
Goodwill	3,885.9	3,882.4	3,883.4	3,879.9
Future income tax assets	97.9	115.6	97.9	114.4
Other assets	187.7	183.4	239.0	317.0
Long-term debt	(3,061.6)	(3,059.3)	(2,931.0)	(2,972.7)
Other liabilities	(133.7)	(156.9)	(51.4)	(72.8)
Future income tax liabilities	(255.5)	(253.0)	(258.5)	(259.3)
Non-controlling interest	(192.2)	(190.8)	(195.3)	(194.0)
Deficit	2,772.4	2,818.7	2,780.0	2,824.1
Accumulated other
Comprehensive (income) loss	$3.8	$(25.4)	$2.8	$(55.2)

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

(ii)	The accounting requirements for pension and postretirement benefits under GAAP in Canada and the United States are similar in all material respects. However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada will be different from GAAP in the United States, as a result of unrecognized actuarial gains or losses existing at the date of implementation under GAAP in the United States. These gains or losses will be amortized over the estimated average remaining service life of the employees.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity.

(iii)	Under GAAP in Canada, capitalization of hook-up costs, net of amortization, and the cost of reconnecting subscribers are capitalized and amortized over a three-year period or a four-year period on a straight-line basis. Under GAAP in the United States, these costs are expensed as incurred.

(iv)	Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. The Company recorded the cumulative effect of change in other comprehensive income (loss) upon the adoption of SFAS 133 in 2001.

The Company used interest rate swaps to enhance its ability to manage risk related to cash flow exposure, and forward exchange currency contracts and cross-currency swaps to manage exchange risk related to its long-term debt. The Company does not enter into contracts for speculative purposes. The Company designates the derivative as a hedge on the earlier of the date into which the derivative contract is entered or the date of transaction. Changes in the derivative faire values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income (loss) in the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

11.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(v)	Under GAAP in Canada, temporary investments are recorded at the lower of cost and market value. Under GAAP in the United States, trading securities for which the market value could be easily obtained must be recorded at market value. The difference in the market value of trading securities to be resold in the near future must be recognized in earnings.

(vi)	This adjustment represents the tax impact of the United States GAAP adjustments. Furthermore, under GAAP in Canada, income taxes are measured using substantially enacted tax rates, while under GAAP in the United States measurement is based on enacted tax rates.

(vii)	The accounting requirements for goodwill under GAAP in Canada and in the United States are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under GAAP in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policy in the statement of income above the caption “net income”.

(viii)	Under GAAP in Canada, dividends on Redeemable Preferred Shares that are presented as a liability are included as a financial expense in the determination of net income (loss). Under GAAP in the United States, such an amount would be presented as an increase of deficit. In the reconciliation presented above, this amount has an impact on net loss but not on deficit since it is already included therein.

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. Under the indentures, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (parent company of Vidéotron Télécom ltée) and Vidéotron Télécom ltée, as “Unrestricted Subsidiaries”. The financial condition and results of operations of the Company and its Restricted Subsidiaries must therefore be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income for the three-month periods ended March 31, 2003 and 2002 and balance sheets as at March 31, 2003 and December 31, 2002. The Company’s $212.8 million Term loan and $216.1 million Redeemable Preferred Shares are included in the condensed and consolidated balance sheets of the Unrestricted Subsidiaries. Also, the write-down of the investment in Microcell Telecommunications Inc. has been included in the condensed and consolidated statements of income of the Unrestricted Subsidiaries.

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company

Condensed and consolidated statements of income for the three-month periods ended March 31, 2003 and 2002:

Three-month period ended March 31

	2003	2002

Revenues	$513.3	$508.4

Cost of sales and selling and administrative expenses	(376.7)	(376.5)

Operating income before under-noted items	136.6	131.9

Amortization	(50.6)	(48.8)

Financial expenses	(62.0)	(75.4)

Income before income taxes	24.0	7.7

Income taxes (credit)	(1.1)	1.5

	25.1	6.2

Non-controlling interest	(6.1)	(4.9)

Net income	$19.0	$1.3

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and (losses) gains on sale of businesses and other assets for the three-month periods ended March 31, 2003 and 2002:

Three-month period ended March 31

	2003	2002

Cable Television	$70.8	$67.3

Newspapers	45.2	44.6

Broadcasting	14.5	13.3

Leisure and Entertainment	5.5	5.7

	136.0	130.9

General corporate income	0.6	1.0

	$136.6	$131.9

Condensed and consolidated balance sheets:

	March 31, 2003	December 31, 2002

Assets
Current assets	$599.7	$728.2
Property, plant and equipment	1,414.4	1,440.7
Goodwill	3,858.8	3,856.3
Other assets	261.3	312.4

	6,134.2	6,337.6
Liabilities
Current liabilities	620.0	837.4
Long-term debt	2,848.8	2,930.9
Non-controlling interest	155.2	156.9
Other liabilities	389.1	309.7

	4,013.1	4,234.9

Net investment in Restricted Subsidiaries and the Company	$2,121.1	$2,102.7

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries

Condensed and consolidated statements of income for the three-month periods ended March 31, 2003 and 2002:

Three-month period ended March 31

	2003	2002

Revenues	$45.3	$49.7

Cost of sales and selling and administrative expenses	(39.2)	(52.0)

Operating income (loss) before under-noted items	6.1	(2.3)

Amortization	(10.4)	(11.3)

Financial expenses	(7.1)	(4.8)

Reserve for restructuring operations	(0.1)	(3.1)

Write-down of temporary investments	(0.4)	(5.4)

Non-monetary compensation charges	—	(1.2)

Write-down of goodwill	—	(8.9)

(Losses) gains on sale of businesses and other assets	(0.4)	0.7

Loss before income taxes	(12.3)	(36.3)

Income taxes (credit)	(0.1)	0.2

	(12.2)	(36.5)

Non-controlling interest	0.8	13.1

Net loss	$(11.4)	$(23.4)

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

12.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and (losses) gains on sale of businesses and other assets and for the three-month periods ended March 31, 2003 and 2002:

Three-month period ended March 31

	2003	2002

Business Telecommunications	$5.8	$7.5

Web Integration/Technology	(0.1)	(8.0)

Internet/Portals	0.4	(1.8)

	$6.1	$(2.3)

Condensed and consolidated balance sheets:

	March 31, 2003	December 31, 2002

Assets

Current assets	116.5	124.6
Property, plant and equipment	235.1	239.6
Goodwill	27.1	27.1
Other assets	$70.3	$66.5

	449.0	457.8
Liabilities
Current liabilities	59.9	494.0
Long-term debt and other liabilities	212.8	0.1
Redeemable Preferred Shares	480.1	254.2
Non-controlling interest	37.0	38.4
Other liabilities	0.1	0.2

	789.9	786.9

Net investment in Unrestricted Subsidiaries	$(340.9)	$(329.1)

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay ————————————————
By:	Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date: May 30, 2003